Exhibit 99.1

1 Notice on the Convocation of an Annual General Meeting of the Members of GDEV Inc. Distributed electronically to: those members of GDEV Inc. (the “Company”) whose names on July 2, 2026 (the “Record Date”) appear as members in the share register of the Company and are entitled to vote at the meeting; and the other directors of the Company (the “Directors”); July 10, 2026 This notice (the “Notice”) is given to inform that the Company will hold its 2026 annual general meeting (the “AGM”) of the members (the “Members”) on August 28, 2026, at 3:00 p.m. (Cypriot time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means. GDEV Inc. Virtual Shareholder Meeting Information: • Meeting Date: Friday, August 28, 2026. • Meeting Time: 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT). • Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/gdevinc/2026 The following agenda items are proposed for consideration and, if thought proper, for approval by the Members: 1. Election of Directors According to Regulation 9.5 of the Company’s Articles of Association, each Director holds office for a term expiring at the Company’s next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee of the Board of Directors, the Board of Directors recommends to the AGM to re-elect the following Directors of the Company: Marie Holive Independent Director Andrew Sheppard Independent Director Tal Shoham Independent Director Igor Bukhman* Non-Executive Director Andrey Fadeev* Director and CEO of the Company

2 * These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only. The following resolution is proposed: To re-elect the following independent Directors of the Company: Marie Holive Independent Director Andrew Sheppard Independent Director Tal Shoham Independent Director 2. Approval and adoption of the Amended and Restated Memorandum and Articles of Association The Board of Directors recommends to the AGM to approve and adopt the Amended and Restated Memorandum and Articles of Association of the Company in the form set out on the Company’s website noted below. The following resolution is proposed: To approve and adopt the Amended and Restated Memorandum and Articles of Association of the Company. Record Date: Only Members as of the end of business on July 2, 2026, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company. Proxy: A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in the form set out in the Proxy Card. The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer. Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@gdev.inc. The cut-off time to provide proxies is 2:00 p.m. (Cypriot time) on August 28, 2026. Proxies submitted thereafter will not be considered. Voting According to Regulation 6.1 of the Company’s Memorandum of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM.

3 Materials Copies of materials related to the AGM, including this Notice, the Proxy Notice, the Proxy Card and the form of the Amended and Restated Memorandum and Articles of Association are available for no charge on the Company’s website: https://www.gdev.inc/governance/annual-general-meeting. Yours faithfully, By the order of the Board of Directors Andrey Fadeev, CEO and Chairperson of the Board of Directors